# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GREEN DOT CORP, CIK 0001386278
CUSIP: 39304D102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1675 N. FREEDOM BLVD (200 WEST), 1675 N. FREEDOM BLVD (200 WEST), PROVO, Utah (UT), 84604
Date of event which requires filing of this statement: 03/23/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0001765774-26-000004
Filed by CIK 0001765774

## Reporting persons
- No Street GP LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,250,000; sole dispositive power 0; shared dispositive power 4,250,000; aggregate amount beneficially owned 4,250,000 (7.7% of the class)
- Harvest Small Cap Partners Master, Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,789,440; sole dispositive power 0; shared dispositive power 2,789,440; aggregate amount beneficially owned 2,789,440 (5% of the class)

## Item 1. Issuer
Name of issuer: GREEN DOT CORP
Address of issuer's principal executive offices: 1675 N. FREEDOM BLVD (200 WEST), 1675 N. FREEDOM BLVD (200 WEST), PROVO, UTAH, 84604.

## Item 2. Person Filing
Name of person filing:
No Street GP LP
Harvest Small Cap Partners Master, Ltd.
Address of principal business office or, if none, residence: 505 Montgomery Street, Suite 1250, San Francisco, CA 94111
Citizenship:
No Street GP LP - Delaware
Harvest Small Cap Partners Master, Ltd. - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Reference is hereby made to Items 5-9 and 11 of this Schedule, which Items are incorporated by reference herein.

Harvest Small Cap Partners Master, Ltd. directly holds 2,789,440 shares. No Street GP LP acts as investment manager for Harvest Small Cap Partners Master, Ltd. and one or more investment partnerships or pooled investment vehicles that beneficially hold common units equal to the aggregate amount set forth on page 2 of this Schedule 13G (the "Securities"). As investment manager, No Street GP LP has been granted the authority to dispose of and vote the Securities. The investment partnerships or pooled investment vehicles have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of No Street GP LP might be deemed a "beneficial owner" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed. Further, any such person and/or other persons associated with the Reporting Person or its affiliates may beneficially own additional securities of the Issuer, which securities are not reflected in this Statement and Reporting Person, its affiliates and such persons expressly disclaim any "group" status or shared investment control with respect to such securities.
Percent of class: The calculation of percentage of beneficial ownership was derived from the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2026, in which the Issuer stated that the number of Class A common stock outstanding as of January 31, 2026 was 55,567,588 shares.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,250,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,250,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No Street GP LP is filing this Schedule 13G because, as the investment adviser of one or more investment partnerships or pooled investment vehicles that beneficially hold the Securities, No Street GP LP has been granted the authority to dispose of and vote such Securities. The investment partnerships have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to PN is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- No Street GP LP: /s/ Mike Moscuzza, Mike Moscuzza - Chief Compliance Officer of No Street GP LP (03/30/2026)
- Harvest Small Cap Partners Master, Ltd.: /s/ Mike Moscuzza, Mike Moscuzza - Director of Harvest Small Cap Partners Masters, Ltd. (03/30/2026)